The Connecticut Light and Power Company						Exhibit 12
Ratio of Earnings to Fixed Charges
(In thousands)	Six Months Ended
	June 30, 2008	Year Ended December 31,
Earnings, as defined:	(unaudited)	2007	2006	2005	2004	2003

Net income	$ 92,323	$ 133,564	$ 200,007	$ 94,845	$ 88,016	$ 68,908
Income tax expense/(benefit)	37,453	52,353	(43,961)	32,174	45,539	18,135
Equity in (earnings)/losses of regional nuclear generating companies	(200)	(1,901)	854	(1,153)	(568)	(1,776)
Dividends received from regional equity investees	-	2,596	1,407	412	2,577	6,359
Fixed charges, as below	81,168	155,557	131,923	133,321	119,857	119,550
Less: Interest capitalized (including AFUDC)	(6,697)	(10,924)	(6,610)	(6,719)	(3,110)	(2,976)
Total earnings, as defined	$ 204,047	$ 331,245	$ 283,620	$ 252,880	$ 252,311	$ 208,200

Fixed charges, as defined:

Interest on long-term debt (a)	$ 48,999	$ 84,292	$ 64,873	$ 59,019	$ 43,308	$ 39,815
Interest on rate reduction bonds	15,811	37,728	46,692	55,796	63,667	70,284
Other interest (b)	6,561	16,413	6,281	5,220	3,072	508
Rental interest factor	3,100	6,200	7,467	6,567	6,700	5,967
Interest capitalized (including AFUDC)	6,697	10,924	6,610	6,719	3,110	2,976
Total fixed charges, as defined	$ 81,168	$ 155,557	$ 131,923	$ 133,321	$ 119,857	$ 119,550

Ratio of Earnings to Fixed Charges	2.51	2.13	2.15	1.90	2.11	1.74

(a) Interest on long-term debt amounts include amortized premiums, discounts and capitalized expenses related to indebtedness.

(b)

For the six months ended June 30, 2008 and for the year ended December 31, 2007, other interest includes interest expense related to Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109."